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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

NON-INVASIVE MONITORING SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

301610101
(CUSIP Number)

Marvin Sackner
c/o Noninvasive Monitoring Systems, Inc.
4400 Biscayne Blvd
Miami, FL 33137
(305) 861-0075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Various
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Marvin Sackner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 13,699,122
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 349,721*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 13,699,122
PERSON WITH	10	SHARED DISPOSITIVE POWER 349,721*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,048,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

* Represents shares held by Dr. Sackner’s spouse, of which Dr. Sackner disclaims beneficial ownership.

SCHEDULE 13D-

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the "common stock") of Non-Invasive Monitoring Systems, Inc. (the "issuer" or the “Company”). The principal executive offices of the issuer are located at 4400 Biscayne Blvd., Miami, FL 33137.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Dr. Marvin Sackner.

(b) Marvin Sackner’s business address is c/o Non-Invasive Monitoring Systems Inc., 4400 Biscayne Blvd, Miami FL 33137.

(c) Marvin Sackner’s principal occupation is Chief Executive Officer of the Company and an inventor. He is also a Chairman of the Board of Directors and a member of the Board of Directors of the Company.

(d) During the last five (5) years Marvin Sackner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five years Marvin Sackner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(e) Marvin Sackner is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All funds used to purchase securities reported by the Marvin Sackner and his spouse were from their personal funds. In this categorization of personal funds included are shares and options issued by the Company as compensation to Dr. Sackner for service as a director and officer.

On April 3, 2008, Dr. Sackner entered into an agreement to purchase 50 shares of the Series D Convertible Preferred Stock of the Company for an aggregate consideration of $75,000. Each share of such preferred stock is currently convertible into 5,000 shares of the Company’s common stock.

Item 4. Purpose of Transaction.

The purpose of the transaction was to provide funding to the Company.

Marvin Sackner seeks to enhance the value of the Company. However, he has not formulated definitive plans. Dr. Sackner is a director and officer of the Company and may use his voting interest to remain a director and officer and to add qualified directors to the Board.

Dr. Sackner may purchase additional shares of the Company in the immediate future; however, he presently has no intention to substantially increase his ownership in the Company. Notwithstanding the foregoing, Dr. Sackner reserves the right to and may in the future change his position with respect to this investment.

In addition, under appropriate circumstances Dr. Sackner may support a sale of the Company or a merger with another entity.

Except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(1)    the acquisition by any person of additional securities of the Company or the disposition of additional securities of the Company;

(2)    an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company, involving the Company or any of its subsidiaries;

(3)    the sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(4)    any change in the present board of directors or management of the Company;

(5)    any material change in the Company’s present capitalization or dividend policy;

(6)    any other material change in the Company’s business or corporate structure;

(7)    changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(8)    causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)    a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)    any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Marvin Sackner beneficially owns (i) 12,518,347 shares of common stock of the Issuer; (ii) 35,830.98 shares of Series C Convertible Preferred Stock of the Issuer convertible into 895,774 shares of common stock upon payment of a conversion premium of $4.20 per share of common stock; (iii) 50 shares of Series D convertible preferred stock of the Issuer convertible into 250,000 shares of common stock of the Issuer and (iv) options to purchase 35,000 shares of the Issuer’s common stock, for a total of 13,699,122 shares of common stock (assuming the exercise of options and conversion of derivative securities), which is 19.8% of the common stock of the Issuer (calculated under rule 13d-3 and based on 68,025,732 shares of the Issuer’s common stock outstanding). In addition, he may be deemed to own the 324,096 shares of common stock of the Issuer held by his spouse, and the 1,025 shares of Series C Convertible Preferred Stock of the Issuer held by his spouse which are convertible into 25,625 shares of common stock upon payment of a conversion premium of $4.20 per share of common stock. Together with his spouse’s 349,721 shares (of which he disclaims beneficial ownership), he beneficially owns 14,048,843 shares of the Issuer’s common stock, which is 20.3% of the Issuer’s common stock (computed pursuant to Rule 13d-3 and based on 68,025,732 shares of the Issuer’s common stock outstanding).

(c) Transactions during the last 60 days.

On April 3, 2008 Marvin Sackner entered into an agreement to purchase 50 shares of Series D Convertible Preferred Stock at a price of $1,500 per share for total consideration of $75,000. Each share of preferred stock is convertible into 5,000 shares of common stock and in the aggregate the preferred stock is convertible into 250,000 shares of common stock.

(d)-(e) not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person purchased the Series D Convertible Preferred Stock pursuant to an agreement attached hereto as Exhibit 99.1

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Description
99.1†	Preferred Stock Purchase Agreement dates as of April 3, 2008 between the Company and certain investors

† Incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Company on April 8, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008

/s/ Marvin Sackner
Marvin Sackner MD

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1†	Preferred Stock Purchase Agreement dates as of April 3, 2008 between the Company and certain investors

† Incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Company on April 8, 2008.